Annex to Form SBSE/A

CAPITOLIS LIQUID GLOBAL MARKETS LLC

CIK# 0001960050

Section IV Record Maintenance Arrangements / Business Arrangements

Additional Schedule D, Page 1 submission for an affirmative response to **Item 11A**

Firm or Individual?	**FIRM**
Firm or Organization Name:	**US BANK GLOBAL FUND SERVICES**
CRD/CIK Number:	**N/A**
Street Address:	**777 East Wisconsin Avenue**
City:	**Milwaukee**
State:	**WI**
Zip:	**53202**
Effective Date:	**11-17-2023**